Quesadilla Gorilla, Inc.

STATEMENT OF CASH FLOWS
January - August, 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,343.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Merchant Undeposited Funds:DoorDash Undeposited Funds	-8,518.85
Merchant Undeposited Funds:Grubhub Undeposited Funds	3,075.39
Merchant Undeposited Funds:Postmates undeposited	-16.11
Merchant Undeposited Funds:Square Undeposited Funds	19,756.64
Merchant Undeposited Funds:Toast Undeposited Funds	-23,498.85
Merchant Undeposited Funds:Uber Undeposited Funds	821.33
Stripe Undeposited Funds	835.90
Suspense	802.19
Furniture & Equipment	-2,500.00
Rental Deposit	-1,000.00
Accounts Payable	-29,868.71
Capital One	-9,322.09
Citi Credit Card	-6,650.08
Gift Card Liability	-207.50
Miguel Loan	-6,000.00
Payroll Clearing	10,685.93
Sales Tax Payable	-4,900.34
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-56,505.15**
Net cash provided by operating activities	**$ -72,848.83**
INVESTING ACTIVITIES	
Machinery & Equipment	-4,043.94
Net cash provided by investing activities	**$ -4,043.94**
FINANCING ACTIVITIES	
Auto Loan - Prius @ $599.80/month	-4,885.34
EDIL Loan	149,900.00
EIDI Loan	10,000.00
Notes Payable - 2018 Ford Transit	-4,456.40
Notes Payables - CBB 13437754	-800.00
PPP Loan	145,000.00
Quickbooks Loan Dec 2019	-17,250.96
Square Loan - Dusty 2019	-12,051.01
WareHouse Row Loan	-4,623.62
Net cash provided by financing activities	**$260,832.67**
NET CASH INCREASE FOR PERIOD	**$183,939.90**
Cash at beginning of period	14,203.69
CASH AT END OF PERIOD	**$198,143.59**